                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             CYBERSOURCE CORPORATION
                             -----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   23251J 10 6
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                                Page 1 of 5 Pages

CUSIP No. 23251J 10 6                 13G                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William S. McKiernan
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]

                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER

     NUMBER OF             4,241,964 shares
                      ----------------------------------------------------------
       SHARES         6    SHARED VOTING POWER

    BENEFICIALLY           299,720
                      ----------------------------------------------------------
      OWNED BY        7    SOLE DISPOSITIVE POWER

        EACH               4,241,964
                      ----------------------------------------------------------
     REPORTING        8    SHARED DISPOSITIVE POWER

    PERSON WITH            299,720
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,541,684
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                13.0%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages


ITEM 1. (a)    NAME OF ISSUER

               CyberSource Corporation

ITEM 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1295 Charleston Road, Mountain View, CA 94043

ITEM 2. (a)    NAME OF PERSON FILING:

               William S. McKiernan

ITEM 2. (b)    ADDRESS OF PRINCIPAL OFFICE

               1295 Charleston Road, Mountain View, CA 94043

ITEM 2. (c)    CITIZENSHIP:

               USA

ITEM 2. (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2. (e)    CUSIP NUMBER:

               23251J 10 6

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP

        The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2000:

        (a)    Amount Beneficially Owned:

               4,541,684 shares. Includes 4,241,964 shares of common stock held by Mr. McKiernan and 299,720 shares of common stock held by members of Mr. McKiernan's immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

                                                               Page 4 of 5 Pages


        (b)    Percent of Class:

               13.0%

        (c)    Number of shares as to which such person has:

                 (i)         Sole power to vote or to direct the vote:

                             4,241,964

                 (ii)        Shared power to vote or to direct the vote:

                             299,720

                 (iii) Sole power to dispose or to direct the disposition of:

                             4,241,964

                 (iv) Shared power to dispose or to direct the disposition of:

                             299,720

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP

               Not applicable.

                                                               Page 5 of 5 Pages


ITEM 10.       CERTIFICATION

               Not applicable.



                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 13, 2001

                                         /s/ William S. McKiernan
                                        ----------------------------------------
                                             William S. McKiernan